Exhibit 99.1

Hi everyone,

My name is Max Howard and I am a Transaction Manager here at Masterworks.

We are happy to announce a new offering, a painting by the Brooklyn based pop-artist, KAWS. Beginning his career as a graffiti artist, KAWS has developed a distinct, visual lexicon that incorporates elements of animation, advertisement and fine art.

In 2021, the Brooklyn Museum opened “KAWS: WHAT PARTY,” a comprehensive survey show featuring over 100 works and several new pieces. The same year, KAWS’ auction turnover totaled over $31 million, ranking him among the top 70 of all artists worldwide.

To provide investment quality offerings by the artist, our acquisitions team has reviewed nearly 140 examples of KAWS’ works from around the world, many of which are priced in excess of $1 million. Of these examples, this is the ninth we have selected to be offered on the Masterworks platform.

This offering is titled “xDxIxRxTx xDxIxSxCxOxTxHxExQxUxEx” and was executed by the artist in 2011. The large-scale example from the tondo series depicts a closely cropped, abstracted image of his recurring subject KAWSBob. With its simplified detail, crisp lines and saturated colors, KAWS dissolves the traditional distinction between fine art and mass media, creating a universal and accessible piece reminiscent of Pop artists like Andy Warhol and Roy Lichtenstein.

As of January 2023, tondos comparable in size to the Painting have sold in excess of $400,000 at auction. These include: “GOTTA EAT” (2011), which sold for just under $800,000 at Sotheby’s, London in February of 2020, “THE GREAT BELOW” (2011), which sold for $530,000 at Phillips, New York in September of 2021, and “UNTITLED” (2013), which sold for $415,000 at Phillips, Hong Kong in June of 2022.

Between February 2016 to June 2022, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 14.6%. Between March 2009 to September 2022, the record auction price for KAWS’ works has grown at a compound annualized rate of 92.2%.